

Keith Sherrill · 2nd

Leader, Storyteller, & Oxford Comma Enthusiast.

Boulder, Colorado, United States · 500+ connections · **Contact info**

 Bunker Labs

William & Mary

Experience


Veteran in Residence
Bunker Labs
Jul 2020 – Present · 7 mos
Denver, Colorado, United States

A partnership of WeWork and Bunker Labs, Veterans in Residence is a highly-selective six-month startup incubator and leadership program that provides veteran entrepreneurs the community, business skills, and workspace to help launch and scale their business.


Haint Blue Brewing Company
5 yrs 2 mos

Strategy Manager
Jan 2017 – Present · 4 yrs 1 mo
Mobile Metropolitan Area

▸ Customer-Centric & Metrics Driven Thinker: produced + sold a #1 selling product.

▸ Socially Responsible Leader: led a strategic initiative to become the 1st Certified B Corp. manufacturer in the State of Alabama; 1 of 14 breweries in the world to accomplish this. ...see more

 🔗 The Story of Haint Blue |
What About This?

Founder
Dec 2015 – Jan 2017 · 1 yr 2 mos
Mobile, Alabama, United States

▸ Cross-Functional Leader : raised $1.2 million via Regulation Crowdfunding, angel investments & traditional financing through 2 marketing campaigns + 3 operational team projects.

▸ Project Manager: led the Haint Blue brand from conception to implementation.

 🔗 Haint Blue Brewing Co. |
Taproom Project


Relationship Marketing Manager (Project Manager)
160th Special Operations Aviation Regiment (Airborne)
Aug 2012 – Feb 2016 · 3 yrs 7 mos
Greater Seattle Area

▸ Improved brand loyalty and lasting satisfaction amongst 4 inter-service customer groups by increasing disruptive capabilities by 30% throughout North America & Asia.

▸ Grew a recruitment marketing team by 33% on the Korean Peninsula.   ...see more


MEDEVAC Pilot
10th Mountain Division, United States Army
Aug 2010 – Aug 2011 · 1 yr 1 mo
Kabul, Afghanistan

▸ Operated as a chief brand champion for the legacy and memory of America's World War II alpine and winter warfare soldiers.

▸ Transported 100+ patients from the battlefield to a treatment facility within 1 hour.

 🔗 Fire on the Mountain
Official Film Trailer


Team Leader
75th Ranger Regiment, U.S. Army
Dec 2003 – Jul 2008 · 4 yrs 8 mos
Fort Benning, Georgia, United States

Education


William & Mary
Master of Business Administration (MBA)

William & Mary has been called the Alma Mater of the Nation because of its close ties to America's founding fathers. A 17-year-old George Washington received his surveyor's license through W&M and would return as its first American chancellor. Thomas Jefferson received his undergraduate education here, as did presidents John Tyler and James Monroe. Beyond a traditional business curriculum, I was taught to think like a renaissance manager & to become a revolutionary leader.

Core courses:
Renaissance Manager (Design Thinking)
Financial and Managerial Accounting
Organizational Behavior
Business Analytics
Operations
Global Managerial Economics
Finance
Marketing
Integrated Technology
Leadership for the 21st Century
Strategy



Stanford University Graduate School of Business
Stanford Ignite: Innovation and Entrepreneurship

Taught by the same renowned faculty that teaches in Stanford's MBA Program, instruction takes place through a combination of lectures, case evaluations, small group discussions, workshops, panels, and team projects. Guest speakers from leading companies are invited to the program and often become mentors and valuable resources for participants.

In addition to instruction, the program requires approximately 100 to 150 additional hours of preparation for class sessions and teamwork on the venture projects.

Media (1)



Stanford Ignite for Post-9/11 Veterans 🔗



University of Colorado Boulder
Candidate, Master of Science - MS, Business Analytics
2020 – 2021

Courses Completed in the Summer of 2020:

Survey of Business Analytics - Designed as an introduction to Business Analytics, which considers the extensive use of data, methods, and fact-based management to support and improve decision making. The class was built on heavy hands-on coding; it introduced and subsequently involved extensive use of SQL in Google Big Query + Python Via Anaconda & Jupyter Notebooks.

Fundamentals of Data Analytics - The class is focused on the use of Base R to perform statistical and predictive analytics using large datasets. I have since developed a deep appreciation for R studio.

Licenses & certifications



Contagious: How Things Catch On
University of Pennsylvania
Issued Dec 2015 · No Expiration Date
Credential ID Coursera Certification M79NRQ6R9KFR

See credential



Speed Reading Seminar Certificate of Completion
American Speed Reading Corporation
Issued Feb 2014 · No Expiration Date

See credential



Communicating with Diplomacy and Tact
LinkedIn

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Volunteer experience



Chairman of the Board, Puyallup Parks, Recreation, and Senior Advisory Board
City of Puyallup
Apr 2013 – Mar 2016 · 3 yrs

➤Acted as a direct liaison between a 7-person Board, 41,000 residents of Puyallup, and the Puyallup City Council over the course of 30+ monthly meetings.

➤Assisted the City Council in prioritizing projects' short and long term spending for the city's $550,000 (excluding grants) annual park budget.



Co-Founder
Puget Sound Veterans in Business
Aug 2015 – Dec 2015 · 5 mos
Education

➤Secured venue (Lemay Car Museum) and guest speaker (Washington State Senator / Veteran) for inaugural leader's symposium; ultimately entertained + created a network for 20+ military veterans for life.

Skills & endorsements

Leadership · 29

 Endorsed by **Ken Burger**, who is highly skilled at this

 Endorsed by **2 of Keith's colleagues at 160th Special Operations Aviation Regiment (Airborne)**

Operational Planning · 20

 Endorsed by **Todd Peterson and 1 other** who is highly skilled at this

 Endorsed by **2 of Keith's colleagues at 160th Special Operations Aviation Regiment (Airborne)**

Strategic Planning · 16

Joshua Boatright, MPAcc and 15 connections have given endorsements for this skill

Show more ⌄

Accomplishments

3   **Honors & Awards**   ⌄

Mobile Bay's 40 under 40 · Sikorsky Rescue Award · Ranger Tab

Interests

 **Adam Grant**
Organizational psychologist at Wharton, bestselli...
3,359,603 followers

 **Starbucks**
2,169,143 followers

 **Richard Branson** in
Founder at Virgin Group
18,217,988 followers

 **Mark Smucker** in
President & CEO at The J.M. Smucker Co.
2,066 followers

 **William & Mary Network (Official Group)**
12,806 members

 **William & Mary Alumni Network**
18,057 members

See all